
03050183

82-2911


BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
Cadre Resources Ltd.	03	01	31	03	03	29

ISSUER ADDRESS				
Box # 48836, Bentall Center, 595 Burrard Street				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V7X 1A8	(250) 447- 9149	(250) 447- 6641
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
Page Chilcott		Director		(250) 447- 6641
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
investorrelations@cadreresources.com		cadreresources.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the Board of Directors has approved the disclosure contained therein. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"R. Page Chilcott"	R. Page Chilcott	03	03	29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Stanley L. Sandner"	Stanley L. Sandner	03	03	29

FIN51-901F Rev.2000/12/19

SCHEDULE A: FINANCIAL INFORMATION

SCHEDULE B: SUPPLEMENTARY INFORMATION

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

CADRE RESOURCES LTD.

(An exploration stage company)

BALANCE SHEETS

January 31, 2003 and October 31, 2002
(Expressed in U.S. dollars)

Unaudited

	January 31	October 31
ASSETS		
Current		
Cash	$ 1,704	$ 7,105
Receivables	2,784	2,383
	4,488	9,488
Mineral concessions	-	-
Capital assets	-	-
	$ 4,488	$ 9,488
LIABILITIES		
Current		
Accounts payable	$ 529,742	$ 486,210
Amounts owing to shareholders (Note 4)	143,629	143,629
	673,371	629,839
SHAREHOLDERS' EQUITY		
Capital stock (Notes 2 and 5)		
Authorized		
100,000,000 common shares without par value		
100,000,000 preferred shares without par value		
Issued and outstanding		
8,971,715 common shares		
(October 31, 2002 - 8,971,715 common shares)	4,739,905	4,739,905
Deficit	(5,408,783)	(5,360,256)
	(668,883)	(620,351)
	$ 4,488	$ 9,488

See accompanying notes to financial statements

CADRE RESOURCES LTD.

(An exploration stage company)

STATEMENTS OF LOSS AND DEFICIT

For the Three Months Ended January 31, 2003 and 2002

(Expressed in U.S. dollars)

Unaudited

	2003	2002
Expenses		
Accounting and audit	$ -	$ -
Bank charges and interest	95	57
Consulting fees	-	-
Depreciation	-	-
Foreign exchange	14,676	(5,312)
Legal fees	316	772
Management fees	28,768	26,663
Office and printing	861	1,301
Shareholder costs and listing fees	341	346
Telephone	670	223
Travel and promotion	2,805	850
Miscellaneous	-	-
Loss before undernoted items	48,532	24,900
Write-down shareholder loans		(216,480)
Net loss (profit)	48,532	(191,580)
Deficit, beginning of period	5,360,256	5,376,160
Deficit, end of period	$ 5,408,788	$ 5,184,580

See accompanying notes to financial statements

CADRE RESOURCES LTD.

(An exploration stage company)

STATEMENTS OF CASH FLOWS

For The Three Months Ended January 31, 2003 and 2002

(Expressed in U.S. dollars)

Unaudited

	2003	2002
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING		
Net profit for the period	$ (48,532)	$ 191,580
Items not affecting cash:		
Depreciation	-	-
Write-off mineral concessions	-	-
	(48,532)	191,580
Changes in non-cash operating working capital items	43,131	(192,340)
	(5,401)	(760)
INVESTING		
Mineral concession expenditures	-	-
Fixed assets	-	-
	-	-
FINANCING		
Share capital issued	-	-
Net cash flow	(5,401)	(760)
Cash, beginning of period	7,105	2,462
Cash, end of period	$ 1,704	$ 1,702

See accompanying notes to financial statements

(Expressed in U.S. dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on March 1, 1988 under the laws of the Province of British Columbia and is considered an exploration stage company.

On March 12, 2002, the Company was designated inactive and prohibited from granting stock options. These prohibitions will remain in effect until further notice. The Company is expected to initiate its reorganization with twelve months of being designated inactive and is required to achieve tier maintenance requirements no later than September 10, 2003, failing which trading in the securities of the Company may be suspended.

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing or generate profitable operations in the future.

	January 31 2003	October 31 2002
Deficit	$ (5,408,783)	$ (5,360,256)
Working capital (deficiency)	(668,883)	(620,351)

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and reflect the significant accounting policies outlined below.

These interim financial statements should be read in conjunction with the most recent annual financial statements.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates

Foreign currency translation

The Company's functional currency is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transaction. Revenues and expenses are translated in effect at the time of the transaction. Gains and losses on translation are included in the statement of operations.

Stock options

The Company grants options in accordance with the policies of the TSX Venture Exchange and other applicable regulatory authorities. No compensation expense is recognized when stock options are granted. Consideration received by the Company for common shares on exercise of the stock options is credited to capital stock.

CADRE RESOURCES LTD.

(An exploration stage company)

Notes to the Financial Statements

January 31, 2003 and 2002

(Expressed in U.S. dollars)

Unaudited

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable, amounts due to shareholders and convertible debentures. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

4. AMOUNTS OWING TO SHAREHOLDERS

	January 31 2003	October 31 2002
Advances from shareholders, non-interest bearing, unsecured with no fixed terms of repayment.	$ 143,629	$ 143,629

5. CAPITAL STOCK

Changes in issued share capital:

	Number of Shares	Amount
Balance as at October 31, 2002	8,971,715	$ 4,739,905
Shares issued on debt settlement	-	-
Shares issued on debt conversion	-	-
Shares issued on exercise of options	-	-
Shares issued on exercise of warrants	-	-
Shares issued for private placements	-	-
Shares issued for mineral property	-	-
Balance as at January 31, 2003	8,971,715	$ 4,739,905

As at January 31, 2003, the Company's outstanding stock options to certain directors and employees were as follows:

Number of Common Shares	Exercise Price Per Share ($CAD)	Expiry Date
25,000	$ .20	April 22, 2004
100,000	$ .20	February 7, 2005
245,000	$ .20	February 2, 2006
261,000	$ .15	May 25,2006
631,000		

(Expressed in U.S. dollars)

As at January 31, 2003 the Company's outstanding warrants were as follows:

Number of Common Shares	Exercise Price Per Share ($CAD)	Expiry Date
1,000,000	$ .40	March 13, 2004

6. RELATED PARTY TRANSACTIONS

Included in accounts payable as at January 31, 2003 is $327,590 (October 31, 2002 357,463) due to directors and companies controlled by directors of the Company. Included in due to shareholders is $100,000 (October 31, 2002 - $100,000) due to a director of the Company

During the period, the Company paid or accrued management fees of $24,600 to companies controlled by directors.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties

7. SUBSEQUENT EVENTS

Subsequent to January 31, 2003, the Company negotiated a private placement for a total of 650,000 common shares at U.S.$0.10 per share based on the following terms:

i) 400,000 common shares at U.S.$0.10 payable immediately.

ii) 250,000 common shares at U.S.$0.10 payable by the sooner of August 2003, or at such time as the "weighted trading market price" of the common shares of the Company exceed (equivalent) U.S.$0.30 for five consecutive trading days.

SCHEDULE B - SUPPLEMENTAL INFORMATION

1) Analysis of expenses and deferred costs

   See attached financial statements

2) Related party transactions

   See attached financial statements

3) Summary of securities issued and options granted during the period

   a) Summary of securities issued

Date of Issue	Type of Security	Type of Issue	# of Shares	Price	Total Proceeds	Type of Consideration	Commission Paid

   b) Summary of options granted

Date	# of shares	Optionee	Price	Expiry

4) Summary of securities as at the end of the reporting period

   See attached financial statements

5) Directors & Officers of the company - Stanley Sandner – Chairman & CEO
   David R. Hagler
   R. Page Chilcott - President
   Carlos Bacalao Romer
   Marcello M. Veiga

SCHEDULE C - MANAGEMENT DISCUSSION

Description Of Business

Employing modern technology, the Company is engaged in the acquisition and economic development of alluvial mineral deposits on the lower Caroni River, Venezuela. These deposits contain gold, diamonds, titanium and fresh water sand and gravel. In addition, the exploitation process will use ecologically sound and proven processes to remove existing pollutants.

Operations And Financial Condition

a) Gain - The Company incurred a net loss on operations of $48,532 for the period compared to a net gain of $191,580 for the prior year. This amounts to an decrease of $240,112 due to the write down of loans from shareholders ($216,480), increase in foreign exchange of (19,988) and other variations in expenses.
b) Mineral Properties - The Company has written off all investment in mineral concessions. Negotiations to acquire other concessions are ongoing. Successful conclusion will depend upon the Company obtaining adequate financing and government approvals..
c) The Company is planning a feasibility study to include a bulk-sampling program and pilot-plant. Application for permitting has been made to government officials. Positive results will lead to a second phase, full-scale technical, economic and environmental study of the large-scale exploitation potential of the district. Concession tenure, titles and permitting along with government acquiescence and support would be included in this second phase. Completion of this phase will include operating and capital costs of the project.
d) Investor Relations - The Company currently has no agreements to provide investor relation services. Discussions have been held with various parties.

Financing

Subsequent to the period the company successfully completed a private placement for US$40,000 for working capital and furtherance of the project in Venezuela.

Liquidity And Solvency

The Company has incurred losses since inception and has a working capital deficiency of $668,883. These factors create significant doubt as to the ability of the Company to continue as a going concern.

The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements currently being considered, the continuing support of its creditors or the completion of a business combination with a company which would assist in obtaining necessary financing.